Exhibit 3.1

Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

iPower, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

The first sentence of Article FOURTH (Capital Stock) of the Sixth Amended and Restated Articles of Incorporation is hereby amended by deleting it in its entirety and inserting in lieu thereof the following:

“Upon the effectiveness of this Certificate of Amendment (the “Effective Time”), each share of the common stock, issued and outstanding immediately prior to the Effective Time, will be automatically reclassified as and converted into a fraction of a share of common Stock at a ratio of 1-for-30; provided, however, that no fractional shares shall be issued to stockholders as a result of the foregoing reclassification and that in lieu thereof, the Corporation shall, after aggregating all fractions of a share to which a holder would otherwise be entitled, round any resulting fractional shares up to the nearest whole share. Any stock certificate that, immediately prior to the Effective Time, represented shares of common stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of common stock into which shares of common stock have been reclassified and converted, but giving effect to the rounding of fractional shares provided for in the immediately preceding sentence.”

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: Shares representing 81.7% of the outstanding voting power (or 81.7% of the shares voted) were voted in favor of the amendment.

4. Effective date of filing: October 27, 2025

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

iPower, Inc.

By:	/s/ Chenlong Tan
Chenlong Tan, Chief Executive Officer